SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2000
                         ------------------------------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25505

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                NCRIC, Inc. 401(k) Profit Sharing Plan and Trust

        B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                NCRIC Group, Inc.
                             1115 30th Street, N.W.
                             Washington, D.C. 20007


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SUMMARY ANNUAL REPORT

FOR NCRIC, INC. 401(K) PROFIT SHARING PLAN AND TRUST


This is a summary of the annual report for the NCRIC, Inc. 401(k) Profit Sharing Plan and Trust, EIN 52-1194407, Plan No. 002, for the period January 1, 2000 through December 31, 2000. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $10,116. These expenses included $10,116 in benefits paid to participants and beneficiaries. A total of 36 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,760,676 as of December 31, 2000, compared to $2,597,559 as of January 1, 2000. During the plan year the plan experienced an increase in its net assets of $163,117. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $173,233 including employer contributions of $177,051, employee contributions of $155,341, and earnings from investments of $(159,159).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1.       financial information;
         2.       assets held for investment;
         3. fiduciary information, including non-exempt transactions between the plan and parties-in-interest (that is, persons who have certain relationships with the plan);
         4. loans or other obligations in default or classified as uncollectible;
         5.       leases in default or classified as uncollectible;
         6.       transactions in excess of 5% of the plan assets; and
         7. insurance information, including sales commissions paid by insurance carriers.

To obtain a copy of the full annual report, or any part thereof, write or call NCRIC, Inc., Washington, DC 20007, (202) 969-1866. The charge to cover copying costs will be $5.00 for the full annual report, or 25 cents per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan (NCRIC, Inc., Washington, DC 20007) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.



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                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            401(k) PROFIT SHARING PLAN AND TRUST



Date:   June 22, 2001                       By: /s/ R. Ray Pate, Jr.
                                               ---------------------------------
                                                  Name:  R. Ray Pate, Jr.
                                                  Title: Trustee